AB* 3/3

SEC 08026353 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section FEB 27 2008 Washington, DC 104

REPORT FOR THE PERIOD BEGINNING 1/1/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curian Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Douglas Townsend 720-489-6525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/4/08

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curian Clearing LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MASHELL M. PETERSEN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 07/09/2008

Signature

SVP, Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Index to Statement of Financial Condition

KPMG

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Managers and Member
Curian Clearing LLC:

We have audited the accompanying statement of financial condition of Curian Clearing LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Curian Clearing LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado
February 14, 2008

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 4,484,913
Cash segregated under federal regulations	20,278,000
Receivable from customers	1,135,587
Receivable from non-customers	380,876
Marketable securities owned, at market	101,397
Deposits with clearing organizations	1,510,000
Prepaid and other assets	152,653
Total assets	$ 28,043,426
Liabilities and Member's Equity	
Liabilities:	
Payable to customers	$ 16,024,532
Accounts payable and other accrued expenses	1,570,713
Payable to affiliates	1,373,976
Total liabilities	18,969,221
Member's equity:	
Capital contribution	21,632,837
Accumulated deficit	(12,558,632)
Total member's equity	9,074,205
Total liabilities and member's equity	$ 28,043,426

See accompanying notes to statement of financial condition.

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization and Significant Accounting Policies

(a) Organization

Curian Clearing LLC (the Company) is a wholly owned subsidiary of Jackson National Life Insurance Company (Jackson), which has provided all of the funding for the Company's start-up operations. Jackson in turn is an indirect, wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the Managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation or liability of the Company, except to the extent expressly assumed. Management believes that Jackson will continue to provide equity funding for the Company's operations if needed.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides clearing operations to clear transactions for Curian Capital, LLC (Capital), an affiliated company.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting. Proprietary securities transactions and customers' securities transactions are reported on a settlement date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

(d) Cash Segregated Under Federal Regulations

Cash of $20,278,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The amount in the reserve bank account on December 31, 2007, including the subsequent day's deposit or withdrawal, was $198,787 in excess of the required deposit of $14,979,213.

(e) Marketable Securities

The Company owns marketable equity securities which are classified as trading securities for financial reporting purposes. The securities are valued at market value based upon exchange quoted prices.

(f) ***Income Taxes***

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 has no material effect on the accompanying financial statements. Federal and state income taxes on net taxable earnings of a LLC are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for United States federal or state income taxes in the accompanying financial statements.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2007, the Company had net capital of $8,517,392, which was $8,267,392 in excess of its requirement.

(3) Related-Party Transactions

The Company participates in a cost allocation plan with other wholly owned subsidiaries of Jackson as well as a cost allocation plan with Capital. Under the allocation plans, operating expenses are allocated between the subsidiaries of Jackson, and between the Company and Capital, based on applicable criteria as defined in the plans. Because of these agreements, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. For the year ended December 31, 2007, $13,691,156 of expenses were charged to the Company under the plans.

The Company has entered into a $20,000,000 Unsecured Revolving Pay-In-Kind note (the Note) with Jackson through June 14, 2011 that allows the Company to borrow amounts as needed in minimum increments of $100,000. The note carries a commitment fee of 0.10% per annum and interest on any outstanding borrowings at LIBOR plus 2% per annum. At December 31, 2007, the Company did not have any outstanding borrowings under the Note.

(4) Regulatory Pronouncements

In October 2003, the FINRA issued Notice to Members 03-63 (NTM 03-63), which outlines the SEC guidance on the recording of expenses and liabilities by broker-dealers. On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or to adjust the broker-dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation plans referred to in note 3.